HomeLife, Inc.
1503 South Coast Drive, Suite 204
Costa Mesa, CA 92626

March 13, 2008

Securities Exchange Commission
Stacie Gorman
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	HomeLife, Inc.
Preliminary Information Statement on Schedule 14C File No. 0-30424
Filed February 5, 2008

Dear Ms. Gorman:

We represent HomeLife, Inc. (the “Company” or “HomeLife”). We are in receipt of your letter dated February 14, 2008 regarding the above referenced filing and the following are our responses:

1.
You indicate that you will be engaging in a twenty-two for one reverse stock split. It appears that this reverse stock split is a condition of the merger agreement entered into between HomeLife, Inc. and Agdas Financial Holding, Inc. based on sections 3.3 and 3.7 of the merger agreement that was submitted as an exhibit to the 8-K filed November 26, 2007. Please expand your disclosure to provide information regarding the merger as required by Item 1 of Schedule 14C by reference to Item 14 of Schedule 14A or explain why you believe this information is not required. Please explain how the spin-off discussed in the Merger Agreement relates to this transaction.

Answer: On February 21, 2008, HomeLife filed an amended 8K in which the Company attached as Exhibit 2.2 the January 3, 2008 Addendum to the Agreement and Plan of Merger that was initially executed on October 23, 2007. The Addendum was executed as a clarification document in which the structure of the Agreement and Plan of Merger is more accurately defined as a Share Exchange Agreement. The Preliminary Information Statement on Schedule 14C has been amended to expand the disclosure regarding the Share Exchange Agreement as required by Item 1 of Schedule 14C. Specifically, the Preliminary Information Statement on Schedule 14C has been amended to include additional disclosures regarding the company that HomeLife is acquiring, including its audited financial statements.

2.	Under the section, "Additional Information," please revise the address of the Securities and Exchange Commission to 100 F Street, N.E., Washington, D.C., 20549.

Answer: The Preliminary Information Statement on Schedule 14C has been amended such that the Additional Information section shows the Securities and Exchange Commission to be located at 100 F Street, N.E., Washington, D.C., 20549.

Finally, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HOMELIFE, INC.

By:	/s/ Andrew Cimerman
Andrew Cimerman